UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

Howard Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

442496105
(CUSIP Number)

Howard Feinglass
Priam Capital Associates, LLC
745 Fifth Avenue, Suite 1702
New York, NY 10151
(310)-598-5410

with a copy to:
Jay Coogan, Esq.
Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103
(215) 665-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 442496105

1.	Names of Reporting Person. PRIAM CAPITAL FUND I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:
	8.	Shared Voting Power: 1,875,043(1)
	9.	Sole Dispositive Power:
	10.	Shared Dispositive Power: 1,343,083

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,875,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)	Includes 531,960 shares that the Reporting Persons may be deemed to beneficially own by virtue of a revocable proxy granted to the Reporting Persons. See Item 6.

(2)	As of November 6, 2020. This calculation is based on 18,742,300 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of November 6, 2020, as reported on Howard Bancorp, Inc.’s Quarterly Report on Form 10-Q filed on November 9, 2020.

CUSIP No. 442496105

1.	Names of Reporting Person. PRIAM CAPITAL ASSOCIATES, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:
	8.	Shared Voting Power: 1,875,043(1)
	9.	Sole Dispositive Power:
	10.	Shared Dispositive Power 1,343,083

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,875,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10%(2)
14.	Type of Reporting Person (See Instructions): OO

(1)	Includes 531,960 shares that the Reporting Persons may be deemed to beneficially own by virtue of a revocable proxy granted to the Reporting Persons. See Item 6.

(2)	As of November 6, 2020. This calculation is based on 18,742,300 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of November 6, 2020, as reported on Howard Bancorp, Inc.’s Quarterly Report on Form 10-Q filed on November 9, 2020.

CUSIP No. 442496105

1.	Names of Reporting Person. HOWARD FEINGLASS
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization:
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:
31,936
	8.	Shared Voting Power: 1,875,043(1)
	9.	Sole Dispositive Power:
31,936
	10.	Shared Dispositive Power:
1,343,083

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,906,979
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11):
10.17%(2)
14.	Type of Reporting Person (See Instructions):
IN

(1)	Includes 531,960 shares that the Reporting Persons may be deemed to beneficially own by virtue of a revocable proxy granted to the Reporting Persons. See Item 6.

(2)	As of November 6, 2020. This calculation is based on 18,742,300 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of November 6, 2020, as reported on Howard Bancorp, Inc.’s Quarterly Report on Form 10-Q filed on November 9, 2020.

Amendment No. 2 to Schedule 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Priam Capital Fund I, LP, a Delaware limited partnership (the “Fund”), Priam Capital Associates, LLC, a Delaware limited liability Company and general partner of the Fund (“Fund GP”); and Howard Feinglass, the managing member of the Fund GP and a director of Howard Bancorp, Inc. (the “Issuer”) (collectively, the “Reporting Persons”) on March 12, 2018, as amended by Amendment No. 1 filed with the SEC on May 24, 2019 (as amended, the “Original Schedule 13D”). This Amendment No. 2 amends and supplements the Original Schedule 13D as specifically set forth herein. Any capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the original Schedule 13D. Only those items that are hereby reported are amended; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 2 are incorporated herein by reference. Such information is based on 18,742,300 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 6, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2020.

As of the date of this Amendment No. 2, each of the Reporting Persons may be deemed to have shared power to direct the voting of 1,875,043 shares of Common Stock and shared dispositive power of 1,343,083 shares of Common Stock directly beneficially owned by the Fund. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock directly beneficially owned by the Fund, except to the extent of its or his pecuniary interest therein.

As of the date of this Amendment No. 2, Mr. Feinglass also may be deemed to have sole power to direct the voting and disposition of 31,936 shares of Common Stock held by Mr. Feinglass individually. These shares are held in his individual capacity; neither the Fund nor Fund GP have any direct or indirect beneficial ownership of such shares.

(c)

On October 31, 2019, the Fund distributed 83,118 shares of Common Stock of the Issuer in an in-kind pro rata distribution for no consideration to a limited partner of the Fund. None of the Reporting Persons nor any of their affiliates retained any pecuniary interest in such securities.

On January 24, 2020, the Fund sold 23,814 shares of Common Stock of the Issuer at $17.6168 per share in an open market transaction.

On July 14, 2020, the Fund distributed 9,974 shares of Common Stock of the Issuer in an in-kind pro rata distribution for no consideration to a limited partner of the Fund. None of the Reporting Persons nor any of their affiliates retained any pecuniary interest in such securities.

On January 7, 2021, the Fund distributed an aggregate of 531,960 shares of Common Stock of the Issuer in an in-kind pro rata distribution for no consideration to a limited partner of the Fund. None of the Reporting Persons nor any of their affiliates retained any pecuniary interest in such securities. The Reporting Persons may be deemed to beneficially own the 531,960 shares of Common Stock by virtue of a revocable proxy granted to the Reporting Persons. See Item 6.

On August 7, 2019, February 3, 2020 and August 3, 2020, Howard Feinglass was awarded 400 shares, 741 shares and 1,315 shares, respectively, as compensation for service on the Issuer’s board of directors. These shares are held in his individual capacity; neither the Fund nor Fund GP have any direct or indirect beneficial ownership of such shares.

Other than the matters referred to herein, there have been no other transactions in the Common Stock by the Reporting Persons since the filing of Amendment No.1 to the Schedule 13D.

(d) The partners of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of the Fund in accordance with their ownership interests in the Fund. Other than Fund GP, the general partner of the Fund (whose holdings are reflected herein), no such partner has such power with respect to more than five percent of the class of securities to which this Amendment No. 2 relates.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On January 11, 2021, Trust UWO Philip Smith FBO Richard A. Smith (the “Trust”), a stockholder of the Issuer, granted a revocable proxy to each of the Reporting Persons with full power and authority, at any meeting of stockholders of the Issuer, whether attending in person or by proxy, and on every action or written consent of stockholders of the Issuer, to vote and act for and in the Trust’s name, place and stead. No consideration was paid by the Reporting Persons in connection with the revocable proxy. For more information, see Exhibit 2.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement, dated as of March 12, 2018, by and among Priam Capital Fund I, LP, Priam Capital Associates, LLC and Howard Feinglass (incorporated by reference to Exhibit 1 to Schedule 13D filed by the Reporting Persons on March 12, 2018).
2	General Proxy, dated January 11, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 12, 2021

PRIAM CAPITAL FUND I, LP

By:	/s/ Howard Feinglass
Howard Feinglass, the sole member of Priam Capital Associates, LLC, the general partner of Priam Capital Fund I, LP

PRIAM CAPITAL ASSOCIATES, LLC

By:	/s/ Howard Feinglass
Howard Feinglass, its managing member

By:	/s/ Howard Feinglass
Howard Feinglass

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)